EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions, except ratios)

		For the Years Ended December 31,

		2010	2009	2008	2007	2006

	Earnings as defined:
	Income before income taxes	$1,350.4	$1,274.2	$1,615.1	$1,585.1	$1,381.7
Add:	Dividends from affiliates	26.3	21.6	27.3	28.4	14.3
	Fixed charges	269.0	269.7	288.2	271.9	290.3

	Total earnings	$1,645.7	$1,565.5	$1,930.6	$1,885.4	$1,686.3

	Fixed charges as defined:
	Interest expense (a)	$134.7	$122.2	$124.6	$106.9	135.1
	Rent expense interest factor (b)	134.3	147.5	163.6	165.0	155.2

	Total fixed charges	$269.0	$269.7	$288.2	$271.9	290.3

	Ratio of earnings to fixed charges	6.12x	5.80x	6.70x	6.93x	5.81x

(a)	Interest expense includes interest on third-party indebtedness.
(b)	The rent expense interest factor reflects an appropriate portion (one-third) of rent expense representative of interest.